UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

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BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) No. 90.400.888/0001-42

Company Registration (NIRE) No. 35.300.332.067

Minutes of the Board of Directors Meeting held on December 14, 2023

DATE, TIME AND PLACE: On December 14, 2023, at 9 a.m., by audioconference, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) has met, with the attendance of all of its members.

CALL NOTICE AND ATTENDANCE: The call was waived in view of the attendance of all members of the Board of Directors.

MEETING BOARD: Deborah Stern Vieitas, Chairman. Daniel Pareto, Secretary.

AGENDA: To resolve on: (i) the exoneration of Mrs. Andrea Marques de Almeida, Executive Vice-President Officer and member of the Sustainability Committee of the Company; (ii) the exoneration of Mrs. Vanessa de Souza Lobato Barbosa, Executive Vice-President Officer of the Company; (iii) the appointment of Mr. Luis Guilherme Mattoso de Oliem Bittencourt, current Officer without a Specific Designation, to the position of Executive Vice-President Officer of the Company; and (iv) the acknowledgment of the passing of Mr. Jean Pierre Dupui, Executive Vice-President Officer of the Company.

RESOLUTIONS: Made the appropriate clarification, the members of the Board of directors unanimously approved:

(i) the exoneration of Mrs. Andrea Marques de Almeida, Brazilian, divorced, engineer, holder of the Identity Card RG nº. 07.648.624-0 DETRAN/RJ, registered in the CPF/MF under no. 014.701.357-79, from her roles as Executive Vice President Officer and member of the Sustainability Committee of the Company;

(ii) the exoneration of Mrs. Vanessa de Souza Lobato Barbosa, Brazilian, married, business administrator, holder of the Identity Card RG No. MG-4,375,275 SSP/MG, registered with the CPF/MF under No. 758,525,866-68 from her role as Executive Vice President Officer of the Company;

(iii) the appointment of current Officer without a Specific Designation, Mr. Luis Guilherme Mattoso de Oliem Bittencourt, Brazilian, married, engineer, holder of the Identity Card RG No. 24,855,630 SSP/SP, registered with the CPF/MF under No. 154,184,778-46 to the position of Executive Vice President Officer of the Company, clarifying that Mr. Luis Guilherme Mattoso de Oliem Bittencourt will assume the Vice-Presidency of Technology and Operations replacing Mr. Ede Ilson Viani, current Executive Vice President Officer of the Company, who will become responsible for the Vice-Presidency of Retail;

Finally, the directors thanked Messrs. Andrea Marques de Almeida and Vanessa de Souza Lobato Barbosa for their valuable contributions to the Company during the period they were

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part of its Executive Board. It was recorded in the minutes that all movements approved herein: (i) will take effect from January 1, 2024 and; (ii) had their approvals recommended by the Company's Nomination and Governance Committee.

(iv) the passing of Mr. Jean Pierre Dupui, Executive Vice President of the Company, on December 11, 2023. The members of the Board expressed deep gratitude to Mr. Dupui for his dedication to the Company since 2006, for his exemplary leadership and for his enormous role in the transformation of Santander.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared and send to be electronically signed by the attendees. Board: Deborah Stern Vieitas, President. Daniel Pareto, Secretary. Signatures: Mrs. Deborah Stern Vieitas – President; Mr. José Antonio Alvarez Alvarez – Vice President; and Messrs. Angel Santodomingo Martell, Cristiana Almeida Pipponzi, Deborah Patricia Wright, Ede Ilson Viani, José de Paiva Ferreira, José Garcia Cantera, Marília Artimonte Rocca, Mario Roberto Opice Leão and Pedro Augusto de Melo – Directors. São Paulo, December 14, 2023.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: December 14, 2023

Banco Santander (Brasil) S.A.

By:	/S/ Andrea Marques de Almeida
Andrea Marques de Almeida Executive Vice-President

By:	/S/ Gustavo Alejo Viviane
Gustavo Alejo Viviani Vice - President Executive Officer